Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the Second Quarter of 2019 and Declaration of a Quarterly Dividend
MONACO--(GLOBE NEWSWIRE - July 31, 2019) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers", or the "Company") today reported its results for the three and six months ended June 30, 2019. The Company also announced that its Board of Directors has declared a quarterly cash dividend of $0.10 per share on the Company’s common stock.
Results for the three months ended June 30, 2019 and 2018
For the three months ended June 30, 2019, the Company's net loss was $29.7 million, or $0.62 basic and diluted loss per share. There were no Non-IFRS adjustments to the net loss for the three months ended June 30, 2019.
For the three months ended June 30, 2018, the Company's adjusted net loss (see Non-IFRS Measures section below) was $44.9 million, or $1.45 basic and diluted loss per share, which excludes from the net loss (i) a $17.0 million loss recorded on the Company's exchange of its Convertible Notes due 2019 for newly issued Convertible Notes due 2022 (the "Convertible Notes Exchange"), and (ii) a $7.0 million write-off of deferred financing fees.  The adjustments resulted in an aggregate reduction of the Company’s net loss by $24.0 million or $0.78 per basic and diluted share.  For the three months ended June 30, 2018, the Company had a net loss of $68.9 million, or $2.23 basic and diluted loss per share.
Results for the six months ended June 30, 2019 and 2018
For the six months ended June 30, 2019, the Company's adjusted net loss (see Non-IFRS Measures section below) was $15.0 million, or $0.31 basic and diluted loss per share, which excludes from the net loss a $0.3 million, or $0.01 per basic and diluted share, write-off of deferred financing fees. For the six months ended June 30, 2019, the Company had a net loss of $15.2 million, or $0.32 basic and diluted loss per share.
For the six months ended June 30, 2018, the Company's adjusted net loss was $76.4 million (see Non-IFRS Measures section below), or $2.47 basic and diluted loss per share, which excludes from the net loss (i) a $17.0 million loss recorded on the Convertible Notes Exchange, (ii) a $7.0 million write off of deferred financing fees, and (iii) $0.3 million of transaction costs related to the merger with Navig8 Product Tankers Inc.  The adjustments resulted in an aggregate reduction of the Company's net loss by $24.3 million or $0.79 per basic and diluted share. For the six months ended June 30, 2018, the Company had a net loss of $100.7 million, or $3.26 basic and diluted loss per share.
Declaration of Dividend
On July 30, 2019, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per common share, payable on or about September 27, 2019 to all shareholders of record as of September 10, 2019 (the record date). As of July 30, 2019, there were 51,845,390 common shares of the Company outstanding.

Summary of Other Recent and Second Quarter Significant Events

•
Below is a summary of the average daily Time Charter Equivalent (TCE) revenue (see Non-IFRS Measures section below) and duration for voyages fixed for the Company's vessels thus far in the third quarter of 2019 as of the date hereof (See footnotes to 'Other operating data' table below for the definition of daily TCE revenue):

•	For the LR2s in the pool: an average of approximately $14,200 per day for 50% of the days.

•	For the LR1s in the pool: an average of approximately $15,000 per day for 40% of the days.

•	For the MRs in the pool: an average of approximately $14,300 per day for 40% of the days.

•	For the ice-class 1A Handymaxes in the pool: an average of approximately $10,200 per day for 35% of the days.

•	Below is a summary of the average daily TCE revenue earned on the Company's vessels during the second quarter of 2019:

•	For the LR2s in the pool: an average of $16,974 per revenue day.

•	For the LR1s in the pool: an average of $14,527 per revenue day.

•	For the MRs in the pool: an average of $13,436 per revenue day.

•	For the ice-class 1A Handymaxes in the pool: an average of $11,802 per revenue day.

•
The Company has received commitments for seven different facilities to partially finance the purchase and installation of exhaust gas cleaning systems, or "scrubbers" on certain of the Company's vessels. These commitments are expected to increase the Company’s liquidity by approximately $87 million. Additionally, the Company is in discussions with a different group of financial institutions to finance the purchase of scrubbers which, if consummated, expect to increase the Company’s liquidity by an additional $35 million. All of these agreements are expected to be signed in the next few months and the drawdowns will occur as the scrubbers are installed throughout the remainder of 2019 and 2020.

•	In June 2019, the Company paid a quarterly cash dividend with respect to the first quarter of 2019 on the Company's common stock of $0.10 per common share.

•	In July 2019, the Company’s Convertible Notes due 2019 matured and the outstanding balance of $142.7 million was fully repaid in cash upon maturity.

$250 Million Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its Unsecured Senior Notes due 2020 (NYSE: SBNA), which were issued in May 2014, and Convertible Notes due 2022, which were issued in May and July 2018.
As of the date hereof, the Company has the authority to purchase up to an additional $121.6 million of its securities under its Securities Repurchase Program. The Company may repurchase its securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the Securities Repurchase Program to repurchase any of its securities.
Diluted Weighted Number of Shares
Diluted earnings per share is determined using the if-converted method. Under this method, the Company assumes that its Convertible Notes due 2019, which were issued in June 2014 (and matured in July 2019), and Convertible Notes due 2022, which were issued in May and July 2018, were converted into common shares at the beginning of each period and the interest and non-cash amortization expense associated with these notes of $6.1 million and $12.1 million during the three and six months ended June 30, 2019, respectively, were not incurred. Conversion is not assumed if the results of this calculation are anti-dilutive.
For the three and six months ended June 30, 2019, the Company's basic weighted average number of shares were 48,148,885 and 48,109,924, respectively. For the three and six months ended June 30, 2019, the Company's diluted weighted average number of shares were 49,446,801 and 49,194,463 respectively, excluding the impact of the Convertible Notes due 2019 and Convertible Notes due 2022, and 56,104,777 and 55,822,804, respectively, under the if-converted method.
The weighted average number of shares, both diluted and under the if-converted method, were anti-dilutive for the three and six months ended June 30, 2019 as the Company incurred net losses during those periods.
The Company’s Convertible Notes due 2019 matured in July 2019 and the outstanding balance of $142.7 million was fully repaid in cash upon maturity. As of the date hereof, the Company's trading stock price is below the conversion price of the Convertible Notes due 2022.

Conference Call
The Company has scheduled a conference call on July 31, 2019 at 9:00 AM Eastern Daylight Time and 3:00 PM Central European Summer Time. The dial-in information is as follows:
US Dial-In Number: +1 (855) 861-2416
International Dial-In Number: +1 (703) 736-7422
Conference ID: 7477236
Participants should dial into the call 10 minutes before the scheduled time. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
Slides and Audio Webcast:
There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: https://edge.media-server.com/mmc/p/mavm58wd
Current Liquidity
As of July 30, 2019, the Company had $307.3 million in unrestricted cash and cash equivalents. The Company’s Convertible Notes due 2019 matured in July 2019 and the outstanding balance of $142.7 million was fully repaid in cash upon maturity.
Drydock, Scrubber and Ballast Water Treatment Update
The following drydock, scrubber and ballast water treatment activity occurred during the second quarter of 2019:

•
Three LR2 tankers completed their scrubber installations during the second quarter of 2019 for aggregate costs of $8.6 million (which includes the cost of the scrubber and related installation costs) and incurred an aggregate of 108 offhire days.

•
Three MR tankers completed their class required special surveys and scrubber installations during the second quarter of 2019 for aggregate costs of $9.5 million (which includes the drydock along with the cost of the scrubber and related installation costs) and incurred an aggregate of 165 offhire days.

•
One ice-class 1A Handymax tanker completed its class required special survey and ballast water treatment system installation during the second quarter of 2019 for aggregate costs of $2.7 million (which includes the drydock along with the cost of the ballast water treatment system and related installation costs) and incurred an aggregate of 27 offhire days.

•
One LR2 tanker entered drydock for its scrubber installation during the second quarter of 2019, and the installation is expected to be completed during the third quarter of 2019. The aggregate cost of the installation is expected to be $2.5 million (which includes the cost of the scrubber and related installation costs), and this vessel was offhire for 2 days during the second quarter of 2019.

•
Three MR tankers entered drydock for their class required special surveys, ballast water treatment system installations, and scrubber installations during the second quarter of 2019, all of which are expected to be completed during the third quarter of 2019. The aggregate costs are expected to be approximately $13.0 million (which includes the drydock along with the cost of the scrubbers, ballast water treatment systems and all related installation costs), and these vessels were offhire for an aggregate of 37 days during the second quarter of 2019.

•
Two ice-class 1A Handymax tankers entered drydock for their class required special surveys and ballast water treatment system installations during the second quarter of 2019, which were completed during the third quarter of 2019. The aggregate cost is expected to be $4.0 million (which includes the drydock along with the cost of the ballast water treatment system and related installation costs), and these vessels were offhire for an aggregate of 46 days during the second quarter of 2019.

Set forth below are the estimated expected payments for the Company's drydocks, ballast water treatment system installations, and scrubber installations through 2020 (which also include actual payments made during the third quarter of 2019 through the date of this press release):

In millions of U.S. dollars	As of July 30, 2019 (1)
Q3 2019 - payments made through July 30, 2019	$10.6
Q3 2019 - remaining payments	63.8
Q4 2019	90.3
Q1 2020	45.8
Q2 2020	30.4
Q3 2020	28.4
Q4 2020	11.4

(1)
Includes estimated cash payments for drydocks, ballast water treatment system installations and scrubber installations.  These amounts include installment payments that are due in advance of the scheduled service and may be scheduled to occur in quarters prior to the actual installation. In addition to these installment payments, these amounts also include estimates of the installation costs of such systems.  The timing of the payments set forth are estimates only and may vary as the timing of the related drydocks and installations finalize.

Set forth below are the expected, estimated number of ships and estimated offhire days for the Company's drydocks, ballast water treatment installations, and scrubber installations (2):

	Q3 2019
	Ships Scheduled for:			Offhire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days
LR2	5	4	13	371
LR1	—	—	6	168
MR	9	8	9	280
Handymax	5	5	—	102

Total Q3 2019	19	17	28	921

	Q4 2019
	Ships Scheduled for:			Offhire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days
LR2	10	8	13	357
LR1	—	—	1	28
MR	9	7	9	245
Handymax	5	5	—	100

Total Q4 2019	24	20	23	730

	Q1 2020
	Ships Scheduled for:			Offhire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days
LR2	1	—	2	55
LR1	—	—	—	—

MR	4	4	10	278
Handymax	2	2	—	40

Total Q1 2020	7	6	12	373

	Q2 2020
	Ships Scheduled for:			Offhire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days
LR2	4	—	4	108
LR1	—	—	—	—
MR	3	3	6	167
Handymax	—	—	—	—

Total Q2 2020	7	3	10	275

	Q3 2020
	Ships Scheduled for:			Offhire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days
LR2	2	—	2	54
LR1	5	—	5	135
MR	—	—	6	168
Handymax	—	—	—	—

Total Q3 2020	7	—	13	357

	Q4 2020
	Ships Scheduled for:			Offhire
	Drydock	Ballast Water Treatment Systems	Scrubbers	Days
LR2	—	—	—	—
LR1	—	—	—	—
MR	—	—	2	56
Handymax	—	—	—	—

Total Q4 2020	—	—	2	56

(2)
The number of vessels in these tables reflect a certain amount of overlap where certain vessels are expected to be drydocked and have ballast water treatment systems and/or scrubbers installed simultaneously.  Additionally, the timing set forth may vary as drydock, ballast water treatment system installation and scrubber installation times are finalized.

Debt
Set forth below is a summary of the Company’s outstanding indebtedness as of the dates presented:

	In thousands of U.S. dollars	Outstanding Principal as of March 31, 2019	Repayments	Outstanding Principal as of June 30, 2019	Repayments	Outstanding Principal as of July 30, 2019
1	KEXIM Credit Facility	$282,475	$—	$282,475	$(4,300)	$278,175
2	ABN AMRO Credit Facility	98,369	(2,139)	96,230	(537)	95,693
3	ING Credit Facility	140,992	(3,184)	137,808	(1,071)	136,737
4	$35.7 Million Term Loan Facility	34,042	(808)	33,234	(808)	32,426
5	2017 Credit Facility	141,449	(3,316)	138,133	—	138,133
6	Credit Agricole Credit Facility	97,153	(2,142)	95,011	—	95,011
7	ABN AMRO/K-Sure Credit Facility	48,567	(963)	47,604	—	47,604
8	Citi/K-Sure Credit Facility	101,546	(2,104)	99,442	—	99,442
9	ABN AMRO/SEB Credit Facility	111,950	(2,875)	109,075	—	109,075
10	Ocean Yield Lease Financing	157,664	(2,649)	155,015	(917)	154,098
11	CMBFL Lease Financing	60,744	(1,227)	59,517	—	59,517
12	BCFL Lease Financing (LR2s)	98,933	(1,881)	97,052	(636)	96,416
13	CSSC Lease Financing	242,199	(4,327)	237,872	(1,442)	236,430
14	BCFL Lease Financing (MRs)	96,191	(2,768)	93,423	(902)	92,521
15	2018 CMB Lease Financing	134,014	(2,529)	131,485	—	131,485
16	$116.0 Million Lease Financing	111,103	(1,672)	109,431	(539)	108,892
17	AVIC International Lease Financing	136,155	(2,948)	133,207	—	133,207
18	China Huarong Shipping Lease Financing	133,875	(3,375)	130,500	—	130,500
19	$157.5 Million Lease Financing	148,550	(3,536)	145,014	—	145,014
20	COSCO Lease Financing	82,225	(1,925)	80,300	—	80,300
21	IFRS 16 - Leases - 3 MRs	49,374	(1,711)	47,663	(558)	47,105
22	IFRS 16 - Leases - 7 Handymax	24,102	(3,692)	20,410	(1,272)	19,138
23	2020 Senior Unsecured Notes	53,750	—	53,750	—	53,750
24	Convertible Notes due 2019	142,708	—	142,708	(142,708)	—

	In thousands of U.S. dollars	Outstanding Principal as of March 31, 2019	Repayments	Outstanding Principal as of June 30, 2019	Repayments	Outstanding Principal as of July 30, 2019
25	Convertible Notes due 2022	203,500	—	203,500	—	203,500
		$2,931,630	$(51,771)	$2,879,859	$(155,690)	$2,724,169

Set forth below are the estimated expected future principal repayments on the Company's outstanding indebtedness as of June 30, 2019, which includes principal amounts due under lease financing arrangements and lease liabilities under IFRS 16 (which also include actual payments made during the third quarter of 2019 through the date of this press release):

In millions of U.S. dollars
Q3 2019 - principal payments made through July 30, 2019 (1)	$155.7
Q3 2019 - remaining principal payments	55.9
Q4 2019	52.2
Q1 2020	69.1
Q2 2020 (2)	104.6
Q3 2020 (3)	153.1
Q4 2020	48.6
2021 and thereafter	2,240.7
$2,879.9

(1)	Repayments include $142.7 million that was repaid in July 2019 upon the maturity of the Company's Convertible Notes due 2019.

(2)	Repayments include $53.8 million due upon the maturity of the Company's Senior Unsecured Notes due 2020.

(3)	Repayments include $87.7 million due upon the maturity of the Company's ABN AMRO Credit Facility.

Explanation of Variances on the Second Quarter of 2019 Financial Results Compared to the Second Quarter of 2018
For the three months ended June 30, 2019, the Company recorded a net loss of $29.7 million compared to a net loss of $68.9 million for the three months ended June 30, 2018. The following were the significant changes between the two periods:

•
TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot voyages, time charters, and pool charters), and it provides useful information to investors and management. The following table sets forth TCE revenue for the three months ended June 30, 2019 and 2018:

	For the three months ended June 30,
In thousands of U.S. dollars	2019	2018
Vessel revenue	$150,805	$141,795
Voyage expenses	(1,328)	(1,033)
TCE revenue	$149,477	$140,762

•
TCE revenue for the three months ended June 30, 2019 increased by $8.7 million to $149.5 million, from $140.8 million for the three months ended June 30, 2018. This increase was the result of modest, quarter over quarter improvements in TCE revenue per day across all of the Company's operating segments. Overall average TCE revenue per day increased to $14,348 per day during the three months ended June 30, 2019, from $12,301 per day during the three months ended June 30, 2018. The product tanker market experienced a period of prolonged weakness during the first nine months of 2018 culminating with a sharp recovery that began in the fourth quarter of 2018. While the second quarter of 2019 reflected an improvement over the same period during 2018, this recovery abated during the second quarter of 2019 as the product tanker market experienced headwinds, primarily as a result of a longer than usual refinery maintenance season which negatively impacted demand, particularly in our MR and Handymax operating segments. This increase in TCE revenue per day was partially offset by a reduction of the Company's fleet to an average of 119.0 operating vessels during the three months ended June 30, 2019 from an average of 127.0 operating vessels during the three months ended June 30, 2018, which was the result of the redelivery of 11 time chartered-in vessels throughout 2018 and in the first quarter of 2019.

•
Vessel operating costs for the three months ended June 30, 2019 remained consistent, decreasing slightly by $0.7 million to $68.8 million, from $69.5 million for the three months ended June 30, 2018. The Company’s average number of owned or bareboat chartered-in vessels remained consistent at 119.0 vessels for the three months ended June 30, 2019 and for the three months ended June 30, 2018.

•
Charterhire expense for the three months ended June 30, 2019 decreased by $17.2 million to $0.0 million, from $17.2 million for the three months ended June 30, 2018. This decrease was the result of (i) a decrease in the number of time chartered-in vessels when comparing the three months ended June 30, 2019 to the three months ended June 30, 2018, and (ii) the implementation of IFRS 16 - Leases beginning on January, 1, 2019. The Company's time and bareboat chartered-in fleet consisted of 10.0 bareboat chartered-in vessels for the three months ended June 30, 2019, and the Company's time and bareboat chartered-in fleet consisted of an average of 8.0 time chartered-in vessels and 10.0 bareboat chartered-in vessels for the three months ended June 30, 2018. As of June 30, 2019, we had 10 bareboat chartered-in vessels, which are being accounted for under IFRS 16 as right of use assets and related lease liabilities. Under IFRS 16, there is no charterhire expense for these vessels as the right of use assets are depreciated on a straight line basis (through depreciation expense) over the lease term and the lease liability is amortized over that same period (with a portion of each payment allocated to principal and a portion allocated to interest expense).

•
Depreciation expense - owned or finance leased vessels for the three months ended June 30, 2019 remained consistent, increasing slightly by $0.3 million to $44.4 million, from $44.1 million for the three months ended June 30, 2018. Depreciation expense in future periods is expected to increase as the Company installs ballast water treatment systems and scrubbers on its vessels in 2019 and 2020. The Company expects to depreciate the majority of the cost of this equipment over each vessels’ remaining useful life.

•
Depreciation expense - right of use assets for the three months ended June 30, 2019 was $5.9 million. Depreciation expense - right of use assets reflects the straight-line depreciation expense recorded during the three months ended June 30, 2019 as a result of the Company's transition to IFRS 16 - Leases on January 1, 2019. Right of use asset depreciation is approximately $0.2 million per vessel per month for all 10 vessels that the Company currently bareboat charters-in.

•
General and administrative expenses for the three months ended June 30, 2019 increased by $2.2 million to $15.5 million, from $13.3 million for the three months ended June 30, 2018. This increase was primarily driven by compensation expenses, including a slight increase in restricted stock amortization. General and administrative expenses in future periods are expected to reflect a similar run-rate to that which was incurred in the second quarter of 2019.

•
Financial expenses for the three months ended June 30, 2019 decreased by $1.6 million to $47.3 million, from $48.9 million for the three months ended June 30, 2018. The Company wrote off $7.0 million of deferred financing fees during the three months ended June 30, 2018 as a result of the various refinancing initiatives that the Company entered into during that period. There were no write-offs of deferred financing fees during the three months ended June 30, 2019. Excluding these write-offs, financial expenses increased during the second quarter of 2019 primarily a result of (i) increases in LIBOR rates as compared to the three months ended June 30, 2018, (ii) an increase in the Company's average debt to $2.9 billion during the three months ended June 30, 2019 from $2.8 billion during the three months ended June 30, 2018 as a result of the Company's refinancing initiatives that were executed in the second, third and fourth quarters of 2018 and (iii) increased borrowing costs associated with the Company's lease financing arrangements that were entered into during 2018. If LIBOR rates remain consistent, financial expenses in future periods are expected to reflect a similar run-rate to that which was incurred in the second quarter of 2019 as increased finance costs resulting from drawdowns on the Company’s scrubber financing program are expected to be offset by (i) the reduction in interest expense attributable to the July 2019 repayment of the Company’s Convertible Notes due 2019, and (ii) scheduled amortization on the Company’s existing credit facilities.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Income or Loss
(unaudited)

	For the three months ended June 30,		For the six months ended June 30,
In thousands of U.S. dollars except per share and share data	2019	2018	2019	2018
Revenue
Vessel revenue	$150,805	$141,795	346,635	$298,241

Operating expenses
Vessel operating costs	(68,776)	(69,474)	(138,152)	(139,904)
Voyage expenses	(1,328)	(1,033)	(1,622)	(4,372)
Charterhire	—	(17,157)	(4,399)	(35,169)
Depreciation - owned or finance leased vessels	(44,369)	(44,092)	(88,183)	(87,547)
Depreciation - right of use assets	(5,895)	—	(8,030)	—
General and administrative expenses	(15,528)	(13,346)	(31,240)	(26,972)
Merger transaction related costs	—	(7)	—	(271)
Total operating expenses	(135,896)	(145,109)	(271,626)	(294,235)
Operating income / (loss)	14,909	(3,314)	75,009	4,006
Other (expense) and income, net
Financial expenses	(47,327)	(48,949)	(96,083)	(88,367)
Loss on exchange of convertible notes	—	(16,968)	—	(16,968)
Financial income	2,725	345	5,843	730
Other expenses, net	(27)	(15)	(13)	(96)
Total other expense, net	(44,629)	(65,587)	(90,253)	(104,701)
Net loss	$(29,720)	$(68,901)	$(15,244)	$(100,695)

Loss per share

Basic	$(0.62)	$(2.23)	$(0.32)	$(3.26)
Diluted	$(0.62)	$(2.23)	$(0.32)	$(3.26)
Basic weighted average shares outstanding	48,148,885	30,957,545	48,109,924	30,891,470
Diluted weighted average shares outstanding (1)	48,148,885	30,957,545	48,109,924	30,891,470

(1)
The dilutive effect of (i) unvested shares of restricted stock and (ii) the potentially dilutive securities relating to the Company's Convertible Notes due 2019 and Convertible Notes due 2022 were excluded from the computation of diluted earnings per share for the three and six months ended June 30, 2019 because their effect would have been anti-dilutive. Weighted average shares under the if-converted method (which includes the potential dilutive effect of the unvested shares of restricted stock, the Convertible Notes due 2019, and the Convertible Notes due 2022) were 56,104,777 and 55,822,804 for the three and six months ended June 30, 2019, respectively.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of
In thousands of U.S. dollars	June 30, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	$467,219	$593,652
Accounts receivable	56,469	69,718
Prepaid expenses and other current assets	15,845	15,671
Inventories	8,761	8,300
Total current assets	548,294	687,341
Non-current assets
Vessels and drydock	3,955,446	3,997,789
Right of use assets	67,266	—
Other assets	97,233	75,210
Goodwill	11,539	11,539
Restricted cash	12,294	12,285
Total non-current assets	4,143,778	4,096,823
Total assets	$4,692,072	$4,784,164
Current liabilities
Current portion of long-term debt	$295,543	$297,934
Finance lease liability	115,689	114,429
Lease liability - IFRS 16	20,708	—
Accounts payable	15,354	11,865
Accrued expenses	29,175	22,972
Total current liabilities	476,469	447,200
Non-current liabilities
Long-term debt	1,094,910	1,192,000
Finance lease liability	1,248,231	1,305,952
Lease liability - IFRS 16	47,364	—
Total non-current liabilities	2,390,505	2,497,952
Total liabilities	2,866,974	2,945,152
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	580	5,776
Additional paid-in capital	2,657,375	2,648,599
Treasury shares	(467,056)	(467,056)
Accumulated deficit (1)	(365,801)	(348,307)
Total shareholders' equity	1,825,098	1,839,012
Total liabilities and shareholders' equity	$4,692,072	$4,784,164

(1)
Accumulated deficit reflects the impact of the adoption of IFRS 16, Leases. IFRS 16 amended the existing accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is 12 months or less. Accordingly, the standard resulted in the recognition of right-of-use assets and corresponding liabilities, on the basis of the discounted remaining future minimum lease payments, relating to the existing bareboat chartered-in vessel commitments for three bareboat chartered-in vessels, which are scheduled to expire in April 2025. Upon transition, a lessee shall apply IFRS 16 to its leases either retrospectively to each prior reporting period presented (the ‘full retrospective approach’) or retrospectively with the cumulative effect of initially applying IFRS 16 recognized at the date of initial application (the ‘modified retrospective approach’). We applied the modified retrospective approach upon transition. The impact of the application of this standard on the opening balance sheet as of January 1, 2019 was the recognition of a $48.5 million right of use asset, a $50.7 million operating lease liability and a $2.2 million reduction in retained earnings relating to these three vessels.

.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(unaudited)

	For the six months ended June 30,
In thousands of U.S. dollars	2019	2018
Operating activities
Net loss	$(15,244)	$(100,695)
Depreciation - owned or finance leased vessels	88,183	87,547
Depreciation - right of use assets	8,030	—
Amortization of restricted stock	13,859	13,180
Amortization of deferred financing fees	4,088	6,191
Write-off of deferred financing fees	275	7,035
Accretion of convertible notes	6,995	6,435
Accretion of fair value measurement on debt assumed in business combinations	1,827	1,909
Loss on exchange of convertible notes	—	16,968
	108,013	38,570
Changes in assets and liabilities:
(Increase) / decrease in inventories	(461)	1,473
Decrease in accounts receivable	13,248	15,039
(Increase) / decrease in prepaid expenses and other current assets	(175)	4,620
Increase in other assets	(2,807)	(3,576)
Increase in accounts payable	1,187	2,767
Increase / (decrease) in accrued expenses	2,272	(6,165)
	13,264	14,158
Net cash inflow from operating activities	121,277	52,728
Investing activities
Acquisition of vessels and payments for vessels under construction	—	(26,057)
Drydock, scrubber, ballast water treatment and other vessel related payments (owned, finance leased and bareboat-in vessels)	(59,688)	(2,136)
Net cash outflow from investing activities	(59,688)	(28,193)
Financing activities
Debt repayments	(166,729)	(167,491)
Issuance of debt	—	142,025
Debt issuance costs	(1,288)	(13,473)
Principal repayments on lease liability - IFRS 16	(7,129)	—
Increase in restricted cash	(9)	(897)
Repayment of convertible notes	(2,292)	—
Equity issuance costs	(295)	(4)
Dividends paid	(10,279)	(6,579)
Repurchase of common stock	(1)	—
Net cash outflow from financing activities	(188,022)	(46,419)
Decrease in cash and cash equivalents	(126,433)	(21,884)
Cash and cash equivalents at January 1,	593,652	186,462
Cash and cash equivalents at June 30,	$467,219	$164,578

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three and six months ended June 30, 2019 and 2018
(unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2019	2018	2019	2018
Adjusted EBITDA(1) (in thousands of U.S. dollars except Fleet Data)	$71,821	$47,300	$185,068	$104,908

Average Daily Results
Time charter equivalent per day(2)	$14,348	$12,301	$16,470	$12,816
Vessel operating costs per day(3)	$6,351	6,391	$6,414	$6,507

LR2
TCE per revenue day (2)	$16,974	$12,861	$19,948	$13,572
Vessel operating costs per day(3)	$6,687	6,436	$6,748	$6,650
Average number of owned or finance leased vessels	38.0	38.0	38.0	38.0
Average number of time chartered-in vessels	—	2.0	—	1.7

LR1
TCE per revenue day (2)	$14,527	$11,090	$16,221	$10,608
Vessel operating costs per day(3)	$6,159	$6,613	$6,377	$6,805
Average number of owned or finance leased vessels	12.0	12.0	12.0	12.0
Average number of time chartered-in vessels	—	—	—	—

MR
TCE per revenue day (2)	$13,436	$12,567	$14,594	$13,049
Vessel operating costs per day(3)	$6,148	$6,392	$6,235	$6,384
Average number of owned or finance leased vessels	45.0	45.0	45.0	44.8
Average number of time chartered-in vessels	—	5.6	0.2	5.9
Average number of bareboat chartered-in vessels	3.0	3.0	3.0	3.0

Handymax
TCE per revenue day (2)	$11,520	$11,267	$14,644	$12,096
Vessel operating costs per day(3)	$6,318	$6,183	$6,240	$6,357
Average number of owned or finance leased vessels	14.0	14.0	14.0	14.0
Average number of time chartered-in vessels	—	0.3	—	1.1
Average number of bareboat chartered-in vessels	7.0	7.0	7.0	7.0

Fleet data
Average number of owned or finance leased vessels	109.0	109.0	109.0	108.8
Average number of time chartered-in vessels	—	8.0	0.2	8.7
Average number of bareboat chartered-in vessels	10.0	10.0	10.0	10.0

Drydock
Drydock, scrubber, ballast water treatment and other vessel related payments for owned, finance leased and bareboat chartered-in vessels (in thousands of U.S. dollars)	$41,448	$1,698	$59,688	$2,136

(1)	See Non-IFRS Measures section below.
(2)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned, finance leased or chartered-in less the number of days the vessel is off-hire for drydock and repairs.

(3)
Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to the owned, finance leased or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned, finance leased or bareboat chartered-in vessels, not our time chartered-in vessels.

Fleet list as of July 30, 2019

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned or finance leased vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax
15	STI Amber	2012	49,990	—	SMRP (2)	MR
16	STI Topaz	2012	49,990	—	SMRP (2)	MR
17	STI Ruby	2012	49,990	—	SMRP (2)	MR
18	STI Garnet	2012	49,990	—	SMRP (2)	MR
19	STI Onyx	2012	49,990	—	SMRP (2)	MR
20	STI Fontvieille	2013	49,990	—	SMRP (2)	MR
21	STI Ville	2013	49,990	—	SMRP (2)	MR
22	STI Duchessa	2014	49,990	—	SMRP (2)	MR
23	STI Opera	2014	49,990	—	SMRP (2)	MR
24	STI Texas City	2014	49,990	—	SMRP (2)	MR
25	STI Meraux	2014	49,990	—	SMRP (2)	MR
26	STI San Antonio	2014	49,990	—	SMRP (2)	MR
27	STI Venere	2014	49,990	—	SMRP (2)	MR
28	STI Virtus	2014	49,990	—	SMRP (2)	MR
29	STI Aqua	2014	49,990	—	SMRP (2)	MR
30	STI Dama	2014	49,990	—	SMRP (2)	MR
31	STI Benicia	2014	49,990	—	SMRP (2)	MR
32	STI Regina	2014	49,990	—	SMRP (2)	MR
33	STI St. Charles	2014	49,990	—	SMRP (2)	MR
34	STI Mayfair	2014	49,990	—	SMRP (2)	MR
35	STI Yorkville	2014	49,990	—	SMRP (2)	MR
36	STI Milwaukee	2014	49,990	—	SMRP (2)	MR
37	STI Battery	2014	49,990	—	SMRP (2)	MR
38	STI Soho	2014	49,990	—	SMRP (2)	MR
39	STI Memphis	2014	49,990	—	SMRP (2)	MR
40	STI Tribeca	2015	49,990	—	SMRP (2)	MR
41	STI Gramercy	2015	49,990	—	SMRP (2)	MR
42	STI Bronx	2015	49,990	—	SMRP (2)	MR
43	STI Pontiac	2015	49,990	—	SMRP (2)	MR
44	STI Manhattan	2015	49,990	—	SMRP (2)	MR

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
45	STI Queens	2015	49,990	—	SMRP (2)	MR
46	STI Osceola	2015	49,990	—	SMRP (2)	MR
47	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR
48	STI Seneca	2015	49,990	—	SMRP (2)	MR
49	STI Westminster	2015	49,687	1B	SMRP (2)	MR
50	STI Brooklyn	2015	49,990	—	SMRP (2)	MR
51	STI Black Hawk	2015	49,990	—	SMRP (2)	MR
52	STI Galata	2017	49,990	—	SMRP (2)	MR
53	STI Bosphorus	2017	49,990	—	SMRP (2)	MR
54	STI Leblon	2017	49,990	—	SMRP (2)	MR
55	STI La Boca	2017	49,990	—	SMRP (2)	MR
56	STI San Telmo	2017	49,990	1B	SMRP (2)	MR
57	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR
58	STI Esles II	2018	49,990	1B	SMRP (2)	MR
59	STI Jardins	2018	49,990	1B	SMRP (2)	MR
60	STI Excel	2015	74,000	—	SLR1P (3)	LR1
61	STI Excelsior	2016	74,000	—	SLR1P (3)	LR1
62	STI Expedite	2016	74,000	—	SLR1P (3)	LR1
63	STI Exceed	2016	74,000	—	SLR1P (3)	LR1
64	STI Executive	2016	74,000	—	SLR1P (3)	LR1
65	STI Excellence	2016	74,000	—	SLR1P (3)	LR1
66	STI Experience	2016	74,000	—	SLR1P (3)	LR1
67	STI Express	2016	74,000	—	SLR1P (3)	LR1
68	STI Precision	2016	74,000	—	SLR1P (3)	LR1
69	STI Prestige	2016	74,000	—	SLR1P (3)	LR1
70	STI Pride	2016	74,000	—	SLR1P (3)	LR1
71	STI Providence	2016	74,000	—	SLR1P (3)	LR1
72	STI Elysees	2014	109,999	—	SLR2P (4)	LR2
73	STI Madison	2014	109,999	—	SLR2P (4)	LR2
74	STI Park	2014	109,999	—	SLR2P (4)	LR2
75	STI Orchard	2014	109,999	—	SLR2P (4)	LR2
76	STI Sloane	2014	109,999	—	SLR2P (4)	LR2
77	STI Broadway	2014	109,999	—	SLR2P (4)	LR2
78	STI Condotti	2014	109,999	—	SLR2P (4)	LR2
79	STI Rose	2015	109,999	—	SLR2P (4)	LR2
80	STI Veneto	2015	109,999	—	SLR2P (4)	LR2
81	STI Alexis	2015	109,999	—	SLR2P (4)	LR2
82	STI Winnie	2015	109,999	—	SLR2P (4)	LR2
83	STI Oxford	2015	109,999	—	SLR2P (4)	LR2
84	STI Lauren	2015	109,999	—	SLR2P (4)	LR2
85	STI Connaught	2015	109,999	—	SLR2P (4)	LR2
86	STI Spiga	2015	109,999	—	SLR2P (4)	LR2
87	STI Savile Row	2015	109,999	—	SLR2P (4)	LR2
88	STI Kingsway	2015	109,999	—	SLR2P (4)	LR2
89	STI Carnaby	2015	109,999	—	SLR2P (4)	LR2
90	STI Solidarity	2015	109,999	—	SLR2P (4)	LR2
91	STI Lombard	2015	109,999	—	SLR2P (4)	LR2
92	STI Grace	2016	109,999	—	SLR2P (4)	LR2
93	STI Jermyn	2016	109,999	—	SLR2P (4)	LR2
94	STI Sanctity	2016	109,999	—	SLR2P (4)	LR2

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
95	STI Solace	2016	109,999	—	SLR2P (4)	LR2
96	STI Stability	2016	109,999	—	SLR2P (4)	LR2
97	STI Steadfast	2016	109,999	—	SLR2P (4)	LR2
98	STI Supreme	2016	109,999	—	SLR2P (4)	LR2
99	STI Symphony	2016	109,999	—	SLR2P (4)	LR2
100	STI Gallantry	2016	113,000	—	SLR2P (4)	LR2
101	STI Goal	2016	113,000	—	SLR2P (4)	LR2
102	STI Nautilus	2016	113,000	—	SLR2P (4)	LR2
103	STI Guard	2016	113,000	—	SLR2P (4)	LR2
104	STI Guide	2016	113,000	—	SLR2P (4)	LR2
105	STI Selatar	2017	109,999	—	SLR2P (4)	LR2
106	STI Rambla	2017	109,999	—	SLR2P (4)	LR2
107	STI Gauntlet	2017	113,000	—	SLR2P (4)	LR2
108	STI Gladiator	2017	113,000	—	SLR2P (4)	LR2
109	STI Gratitude	2017	113,000	—	SLR2P (4)	LR2

	Total owned or finance leased DWT		7,883,190

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Charter type	Daily Base Rate	Expiry (5)
	Bareboat chartered-in vessels
110	Silent	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,300	31-Mar-20	(6)
111	Single	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,300	31-Mar-20	(6)
112	Star I	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,300	31-Mar-20	(6)
113	Sky	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,300	31-Mar-21	(7)
114	Steel	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,300	31-Mar-21	(7)
115	Stone I	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,300	31-Mar-21	(7)
116	Style	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,300	31-Mar-21	(7)
117	STI Beryl	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	18-Apr-25	(8)
118	STI Le Rocher	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	21-Apr-25	(8)
119	STI Larvotto	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	28-Apr-25	(8)

	Total bareboat chartered-in DWT		414,899

	Total Fleet DWT		8,298,089

(1)
This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is a Scorpio Pool and is operated by Scorpio Commercial Management S.A.M., or SCM. SHTP and SCM are related parties to the Company.

(2)	This vessel operates in the Scorpio MR Pool, or SMRP. SMRP is a Scorpio Pool and is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in the Scorpio LR1 Pool, or SLR1P. SLR1P is a Scorpio Pool and is operated by SCM. SLR1P and SCM are related parties to the Company.
(4)	This vessel operates in the Scorpio LR2 Pool, or SLR2P. SLR2P is a Scorpio Pool and is operated by SCM. SLR2P and SCM are related parties to the Company.
(5)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(6)	In March 2019, the Company entered into a new bareboat charter-in agreement on this vessel for a period of one year at $6,300 per day.
(7)	In March 2019, the Company entered into a new bareboat charter-in agreement on this vessel for a period of two years at $6,300 per day.
(8)
In April 2017, we sold and leased back this vessel, on a bareboat basis, for a period of up to eight years for $8,800 per day. The sales price was $29.0 million, and we have the option to purchase this vessel beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, at market-based prices. Additionally, a deposit of $4.35 million was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised or refunded to us at the expiration of the agreement.

Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and the amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
The Company's dividends paid during 2018 and 2019 were as follows:

Date paid	Dividends per common share
March 2018	$0.100
June 2018	$0.100
September 2018	$0.100
December 2018	$0.100
March 2019	$0.100
June 2019	$0.100

On July 30, 2019, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per share, payable on or about September 27, 2019 to all shareholders of record as of September 10, 2019 (the record date). As of July 30, 2019, there were 51,845,390 of the common shares of the Company outstanding.
Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its Unsecured Senior Notes due 2020 (NYSE: SBNA), which were issued in May 2014, and Convertible Notes due 2022, which were issued in May and July 2018.
As of the date hereof, the Company has the authority to purchase up to an additional $121.6 million of its securities under its Securities Repurchase Program. The Company may repurchase its securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the Securities Repurchase Program to repurchase any of its securities.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns or finance leases 109 product tankers (38 LR2 tankers, 12 LR1 tankers, 45 MR tankers and 14 Handymax tankers) with an average age of 4.0 years and bareboat charters-in 10 product tankers (three MR tankers and seven Handymax tankers). Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes time charter equivalent revenue, or TCE revenue, adjusted net income or loss and adjusted EBITDA, which are not measures prepared in accordance with IFRS ("Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors and other users of our financial statements, such as our lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.
The Company believes that the presentation of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful to investors or other users of our financial statements, such as our lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.
TCE revenue is reconciled above in the section entitled 'Explanation of Variances on the Second Quarter of 2019 Financial Results Compared to the Second Quarter of 2018'.
Reconciliation of Net Loss to Adjusted Net Loss

There were no Non-IFRS adjustments to the Net Loss for the three months ended June 30, 2019.

	For the three months ended June 30, 2018
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(68,901)	$(2.23)	$(2.23)
Adjustments:
Merger transaction related costs	7	0.00	0.00
Deferred financing fees write-off	7,035	0.23	0.23
Loss on exchange of convertible notes	16,968	0.55	0.55
Adjusted net loss	$(44,891)	$(1.45)	$(1.45)

	For the six months ended June 30, 2019
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(15,244)	$(0.32)	$(0.32)
Adjustment:
Deferred financing fees write-off	275	0.01	0.01
Adjusted net loss	$(14,969)	$(0.31)	$(0.31)

	For the six months ended June 30, 2018
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(100,695)	$(3.26)	$(3.26)
Adjustments:
Merger transaction related costs	271	0.01	0.01
Deferred financing fees write-off	7,035	0.23	0.23
Loss on exchange of convertible notes	16,968	0.55	0.55
Adjusted net loss	$(76,421)	$(2.47)	$(2.47)

Reconciliation of Net Loss to Adjusted EBITDA

	For the three months ended June 30,		For the six months ended June 30,
In thousands of U.S. dollars	2019	2018	2019	2018
Net loss	$(29,720)	$(68,901)	$(15,244)	$(100,695)
Financial expenses	47,327	48,949	96,083	88,367
Financial income	(2,725)	(345)	(5,843)	(730)
Depreciation - owned or finance leased vessels	44,369	44,092	88,183	87,547
Depreciation - right of use assets	5,895	—	8,030	—
Merger transaction related costs	—	7	—	271
Amortization of restricted stock	6,675	6,530	13,859	13,180
Loss on exchange of convertible notes	—	16,968	—	16,968
Adjusted EBITDA	$71,821	$47,300	$185,068	$104,908

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company's filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616